TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

 TSX Venture Trading Symbol: TTA

NASD OTCBB Trading Symbol: TITAF

Titan Trading Analytics Inc. Appoints Sales and Marketing Expert to the Signal Generation Team Ahead of Program Launch

EDMONTON, ALBERTA--(July 24, 2006) - Titan Trading Analytics Inc. (TSX VENTURE:  TTA) (OTCBB:  TITAF) (“Titan”) and its wholly owned subsidiary, Titan Trading USA, LLC are pleased to announce the appointment of Michael J. Di Gioia  to the Sales and Marketing Team working on the Signal Generation Project for Titan Trading Analytics, Inc. and Titan Trading USA, LLC.

Mr. Di Gioia was the Senior Director of Education and Sales for Pristine.com (Pristine) and was a founding member of the Results-Driven Financial Network ("RDFn"), a third-party research and trader's educational firm. Mr. Di Gioia has a vast array of financial industry experience and currently is a Vice President of Investments with Gunn Allen Financial where he holds his Series 7, 63, 55, and 24 securities licenses. Prior to his position with Pristine, Mr. Di Gioia was the Director of Sales for Edgetrade.com. He has eight years experience packaging, marketing and selling software products and services for the trading industry. In every company he has worked with, he has built products suites and the sales and marketing systems to effectively move their products in the marketplace. Additionally, he is a regularly featured speaker at the Learning Annex in New York City.

Mr. Di Gioia’s appointment to the sales and marketing team headed up by Mr. Andrew Kezeli is in preparation for the launch of Titan's proprietary market data analysis platform, TickAnalyst, currently under development. He will be instrumental in the development, testing, implementation and marketing of trading signal generation products and services for multiple asset classes and markets as an extension of Titan's TickAnalyst suite of programs.

Titan's Director of US Trading Operations, Philip Carrozza II, says "Mike’s direct experience in the packaging and marketing signal generation products and service to the trading industry makes him the perfect person to work on this project with Andrew.  His contacts in the trading industry are both international and domestic, institutional and retail, he will help us package our various offering and then help us get into the pole position."

Mr. Di Gioia has been working closely with Mr. Carrozza and the Titan team at Titan's West Palm Beach office over the past six months and is already fully versed in both Titan’s Black and Gray Box Systems, "I am really look forward to working with the rest of the Titan Team in this very exciting time in the trading industry. Automated trading has been accounting for more and more of the market’s overall volume year over year, Titan’s array of offerings is very comprehensive and scalable, and in my opinion would benefit any trader or trading firm that chooses to use them. In fact, as an individual trader, I have often dreamed of products such as these.  I look forward to working with our developers to help them put the finishing touches on the user interface wizard and then to help package the product suites and get them to the various markets and need and them."

This release may contain forward looking statements. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Mr. Ken W. Powell

(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

INDUSTRY: ITC - Industrial - Technology

SUBJECT: PER - PERSONNEL ANNOUNCEMENTS